Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

Important Notice

Eaton Vance California Municipal Opportunities Fund	Eaton Vance National Municipal Income Fund
Eaton Vance High Yield Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income Fund
Eaton Vance Municipal Opportunities Fund	Eaton Vance New York Municipal Income Fund
Eaton Vance National Limited Maturity Municipal Income Fund	Eaton Vance Short Duration Municipal Opportunities Fund

One Post Office Square

Boston, Massachusetts 02109

SUBJECT: PROPOSED EATON VANCE MUTUAL FUND TO ETF REORGANIZATIONS

Dear Shareholder:

As you may know, we recently delivered material to you related to the proposed reorganizations of the above-mentioned funds into exchange-traded funds (each, an “ETF”).

WHAT IS AN ETF? An ETF is a professionally managed investment fund whose shares trade on a stock exchange. Unlike a traditional mutual fund, which is generally purchased or redeemed at its end-of-day net asset value and processed by the Funds’ transfer agent, an ETF can be bought or sold throughout the trading day at market prices.

CERTAIN BENEFITS OF THE REORGANIZATIONS: As a result of the structural differences between mutual funds and ETFs, there are certain benefits associated with the ETF structure, including, but not limited to the following:

•	Additional trading flexibility
•	Potential for enhanced tax efficiency
•	Lower expenses for your share class
•	Increased transparency

For your convenience, we have enclosed a copy of the proxy card for your review and to vote your shares. You may also find the combined proxy statement and prospectus at vote.proxyonline.com/morganstanley/docs. If you have any questions about the proposal, please call 1 (800) 706-3274.

IN ORDER TO FACILITATE THESE REORGANIZATIONS, WE NEED YOUR VOTE!

eACH Fund’S Board of Trustees believes the PROPOSED reorganization Is in the Fund’s best interestS and recommends that you vote “FOR” the PROPOSED reorganization.

please take a moment now to vote!

Voting is easy and only takes a few moments of your time. Please use one of these convenient options:

1.	Vote via the Internet. Visit the website indicated on the enclosed proxy card(s) and enter your Control Number found on the enclosed proxy card(s).

2.	Vote by Touchtone Phone. Dial the toll-free number indicated on the enclosed proxy card(s).

3.	Vote by Phone with a Proxy Specialist. Dial toll-free 1 (800) 706-3274. Please have the enclosed proxy card(s) available at the time of the call.

4.	Vote by Mail. Cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

MailID:XXXX

In connection with each proposed reorganization discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that was filed with the Securities and Exchange Commission (the “SEC”). Investors are urged to read carefully the materials and any other relevant documents because they contain important information about each proposed reorganization and the corresponding Acquiring Fund. Free copies of the materials are available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Acquired and Acquiring Funds at One Post Office Square Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Acquired and Acquiring Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Eaton Vance Distributors Inc., One Post Office Square, Boston, MA 02109, is the distributor of Acquired Fund shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund shares.

To:
From:
Subject:	Proposed Eaton Vance Mutual Fund to ETF Conversions - Please Review

Important Notice

Eaton Vance California Municipal Opportunities Fund	Eaton Vance National Municipal Income Fund
Eaton Vance High Yield Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income Fund
Eaton Vance Municipal Opportunities Fund	Eaton Vance New York Municipal Income Fund
Eaton Vance National Limited Maturity Municipal Income Fund	Eaton Vance Short Duration Municipal Opportunities Fund

One Post Office Square

Boston, Massachusetts 02109

November XX, 2026

SUBJECT: PROPOSED EATON VANCE MUTUAL FUND TO ETF REORGANIZATIONS

Dear Shareholder:

As you may know, we recently delivered material to you related to the proposed reorganizations of the above-mentioned funds into exchange-traded funds (each, an “ETF”).

WHAT IS AN ETF? An ETF is a professionally managed investment fund whose shares trade on a stock exchange. Unlike a traditional mutual fund, which is generally purchased or redeemed at its end-of-day net asset value and processed by the Funds’ transfer agent, an ETF can be bought or sold throughout the trading day at market prices.

CERTAIN BENEFITS OF THE REORGANIZATIONS: As a result of the structural differences between mutual funds and ETFs, there are certain benefits associated with the ETF structure, including, but not limited to the following:

1.	Additional trading flexibility
2.	Potential for enhanced tax efficiency
3.	Lower expenses for your share class
4.	Increased transparency

For your convenience, we have enclosed a copy of the proxy card for your review and to vote your shares. You may also find the combined proxy statement and prospectus at vote.proxyonline.com/morganstanley/docs. If you have any questions about the proposal, please call 1 (800) 706-8736.

IN ORDER TO FACILITATE THESE REORGANIZATIONS, WE NEED YOUR VOTE!

EACH Fund’S Board of Trustees believes the PROPOSED reorganization Is in the Fund’s best interestS and recommends that you vote “FOR” the proposed reorganization.

You may also vote by calling (800) 706-8736. A proxy specialist is available from 9 a.m. to 10 p.m. ET, Monday to Friday and Saturday, 10 a.m. to 6 p.m. Eastern Time.

In connection with each proposed reorganization discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that was filed with the Securities and Exchange Commission (the “SEC”). Investors are urged to read carefully the materials and any other relevant documents because they contain important information about each proposed reorganization and the corresponding Acquiring Fund. Free copies of the materials are available on the SEC’s web site at www.sec.gov or the Acquired Funds’ website at https://www.eatonvance.com/resources/prospectus-and-reports.html. You may also request a free copy of the materials without charge by writing to the Acquired and Acquiring Funds at One Post Office Square Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Acquired and Acquiring Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Eaton Vance Distributors Inc., One Post Office Square, Boston, MA 02109, is the distributor of Acquired Fund shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund shares.

Proxy Fact Sheet

Joint Special Meeting Important Dates		Location of Joint Special Meeting
Record Date	OCTOBER 7, 2026	ONE POST OFFICE SQUARE BOSTON, MASSACHUSETTS 02109
Mail Date	ON OR ABOUT OCTOBER 22, 2026
Meeting Date	DECEMBER 3, 2026 @ 1:00 PM (EASTERN TIME)
Additional Information		Contact Information
Tickers	SEE PAGES 7-8	Inbound Line	1-800-706-3274
CUSIPs	SEE PAGES 7-8	Website	www.eatonvance.com

PROPOSAL 1: Agreement and Plan of Reorganization

What are shareholders being asked to vote on?

1.	To approve the actions and transactions described in the Agreement and Plan of Reorganization between the Acquired Fund Trust, on behalf of your Fund, and corresponding Acquiring Fund Trust, on behalf of the Acquiring Fund, providing for the transfer of all of the assets of your Acquired Fund(s) to the Acquiring Fund, in exchange for the assumption of the Acquired Fund’s liabilities by the Acquiring Fund and shares of the Acquiring Fund, followed by the complete liquidation of your Fund.

BOARD OF TRUSTEES RECOMMENDATION – “FOR”

Acquired Fund	Corresponding Acquiring Fund
Eaton Vance National Municipal Income Fund, a series of Eaton Vance Municipals Trust	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund, a series of Eaton Vance Municipals Trust	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund, a series of Eaton Vance Municipals Trust	Eaton Vance New York Municipal Income ETF
Eaton Vance Municipal Opportunities Fund, a series of Eaton Vance Municipals Trust	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund, a series of Eaton Vance Investment Trust	Eaton Vance National Ultra-Short Municipal Income ETF
Eaton Vance Short Duration Municipal Opportunities Fund, a series of Eaton Vance Investment Trust	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund, a series of Eaton Vance Municipals Trust II	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund, a series of Eaton Vance Investment Trust	Eaton Vance Short Duration Municipal Income ETF

It is proposed that, subject to shareholder approval, the Eaton Vance Funds listed in the combined Proxy Statement/Prospectus and above, aside from Eaton Vance Limited Maturity Municipal Income Fund, will be reorganized into a newly-created exchange-traded fund organized solely in connection with the reorganization ..

Eaton Vance National Limited Maturity Municipal Income Fund is proposed to be reorganized into an existing ETF.

Each Acquired Fund operates as an open-end mutual fund, while each Acquiring Fund operates or will operate as an ETF.

[NOTE TO CSRs: The Funds proposed to be reorganized into a new ETF are: Eaton Vance National Municipal Income Fund, Eaton Vance California Municipal Opportunities Fund, Eaton Vance New York Municipal Income Fund, Eaton Vance Municipal Opportunities Fund, Eaton Vance National Ultra-Short Municipal Income Fund, Eaton Vance Short Duration Municipal Opportunities Fund, and Eaton Vance High Yield Municipal Income Fund.]

What is an ETF?

An exchange-traded fund or ETF is a pooled investment vehicle with shares that can be bought or sold throughout the day on stock exchanges at market prices.

How will the reorganizations affect the value of a shareholder’s investment?

If your Acquired Fund’s reorganization is approved by shareholders and you remain a shareholder of the Acquired Fund on the applicable closing date, you will (subject to certain exceptions) receive shares of the corresponding Acquiring Fund and, in some cases, cash that, combined with the shares of the corresponding Acquiring Fund, has the same value as your shares of the Acquired Fund on that date.

Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund shareholders in lieu of fractional Acquiring Fund shares.

If you do not hold your Acquired Fund shares through a brokerage account that can accept corresponding Acquiring Fund shares and you do not take action prior to the account redemption/exchange date disclosed in the combined Proxy Statement and Prospectus (the “Account Redemption/Exchange Date”), you will not receive such Acquiring Fund shares as part of the reorganization.

see also transferring mutual fund account shares to an etf account on pages 5-7 of fact sheet

Are the reorganizations expected to affect the way my investments are managed?

Each reorganization is expected to provide substantial continuity in the way investments are managed.

Each new Acquiring Fund has substantially the same investment objectives and substantially the same investment strategies as the corresponding Acquired Fund. Each Acquired Fund is subject to substantially similar fundamental investment policies as the corresponding Acquiring Fund, subject to limited differences.

Eaton Vance Short Duration Municipal Income ETF is an existing series of the Acquiring Fund Trust and has substantially the same investment objective and substantially similar investment strategies due to the limited differences, as discussed in the combined Proxy Statement and Prospectus, as Eaton Vance National Limited Maturity Municipal Income Fund.

Further, there are some important differences between each Acquired Fund and the corresponding Acquiring Fund, including with respect to principal risks, due to the Acquiring Funds’ ETF structure, as described in the combined Proxy Statement and Prospectus.

While there is overlap between the named members of the corresponding Acquired Fund’s and Acquiring Fund’s portfolio management teams for each reorganization other than Eaton Vance National Limited Maturity Municipal Income Fund’s reorganization, the teams are not identical. Following each reorganization, each Acquired Fund’s portfolio management team will manage the Acquiring Fund. In addition, as discussed below, either Eaton Vance Management (“EVM”) or Boston Management and Research (“BMR”) serves as the investment adviser to each Acquired Fund and Morgan Stanley Investment Management Inc. (“MSIM Inc.”) serves as the investment adviser to each Acquiring Fund.

What are the benefits of an ETF structure as compared to a mutual fund?

•	Additional trading flexibility: As a shareholder of an Acquiring Fund, you will have additional trading flexibility by being able to purchase and sell Acquiring Fund shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s next determined NAV.Buy or sell shares throughout the trading day instead of waiting for the fund’s end-of-day price.
•	Lower expenses for your share class of the Fund(s)
•	Increased transparency: Each Acquiring Fund does or will make its complete portfolio holdings public each business day.

Potential for enhanced tax efficiency: Current Acquired Fund shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure.

Why are the reorganizations being proposed?

The advisers of each Acquired Fund (the “Acquired Fund Advisers”) proposed that each Acquired Fund be reorganized into its corresponding Acquiring Fund because of certain anticipated benefits associated with each reorganization and the ETF structure, which the Acquired Fund Advisers believe will better serve the interests of Acquired Fund shareholders.

These shareholder benefits include anticipated lower gross expenses and lower net expenses, other than Class W shares of Eaton Vance High Yield Municipal Income Fund, as well as additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

see also benefits of investing in the acquiring funds on page 5 of fact sheet

On which stock exchange will the Acquiring Funds’ shares trade?

The Existing Acquiring Fund’s shares currently are traded on NYSE Arca, Inc. and each New Acquiring Fund’s shares will be traded on the Nasdaq Stock Market LLC.

Who will manage the Acquiring ETFs?

•	MSIM Inc. serves as investment adviser to each Acquiring Fund.
•	BMR serves as the investment adviser to each of the Acquired Funds except Eaton Vance Municipal Opportunities Fund and Eaton Vance Short Duration Municipal Opportunities Fund.
•	EVM serves as the investment adviser to Eaton Vance Municipal Opportunities Fund and Eaton Vance Short Duration Municipal Opportunities Fund.

Are the fees and expenses of an Acquiring Fund expected to be lower than the fees and expenses of the corresponding Acquired Fund?

As a result of the proposed reorganizations, shareholders of each class of each Acquired Fund can expect to experience lower gross expenses as a percentage of average daily net assets as shareholders in the corresponding Acquiring Fund after the reorganization, as each Acquiring Fund will have a unitary management fee structure.

In addition, the applicable Acquiring Fund is expected to have lower net annual fund operating expenses than those of each share class of its corresponding Acquired Fund, other than Class W shares of Eaton Vance High Yield Municipal Income Fund.

o	Class W shares of Eaton Vance High Yield Municipal Income Fund have lower net annual fund operating expenses than the corresponding Acquiring Fund.

When are the reorganizations expected to occur?

Subject to shareholder approval, each reorganization is anticipated to occur on the closing date applicable to that reorganization, either on January 25, 2027 or February 8, 2027, before the open of trading. Each closing date is subject to change.

Will the Acquired Funds or Acquiring Funds charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the reorganizations?

None of the Acquired Funds or the Acquiring Funds will charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the reorganizations.

What are the U.S. federal income tax consequences of the reorganizations?

Each reorganization is intended to be a tax-free reorganization. If the reorganizations qualify for tax-free treatment, Acquired Fund shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund shares for Acquiring Fund shares pursuant to the reorganizations. However, shareholders who hold fractional Acquired Fund shares will receive cash compensation in lieu of fractional Acquiring Fund shares (because ETFs do not offer or make available fractional shares). Such shareholders will generally be required to recognize gain or loss upon the receipt of cash as value for their fractional Acquired Fund shares.

In addition, shareholders who do not hold their Acquired Fund shares in a brokerage account that can hold shares of an ETF and who do not transfer their shares to such a brokerage account prior to the Account Redemption/Exchange Date will receive a cash payment in liquidation of their Acquired Fund shares. Such shareholders will generally be required to recognize gain or loss upon the receipt of cash for their Acquired Fund shares, based on such shareholders’ adjusted tax basis in their shares. Shareholders holding Acquired Fund shares through a fund direct IRA who do not take action prior to the Account Redemption/Exchange Date, will have their Acquired Fund shares liquidated and the proceeds reinvested in Eaton Vance Short Duration Government Income Fund shares equal in value to the net asset value (“NAV”) of their Acquired Fund shares on the Account Redemption/Exchange Date. Because such Acquired Fund shares are currently held in a non-taxable account, distributions and redemption proceeds with respect to those shares generally will not be currently taxable to the shareholder if those amounts, including any Eaton Vance Short Duration Government Income Fund shares purchased with redemption proceeds, remain in the non-taxable account.

What happens if a reorganization is not approved by the Acquired Fund’s shareholders?

If a reorganization is not approved by shareholders of an Acquired Fund, the applicable Acquired Fund will continue in existence and such Acquired Fund’s board of trustees will consider alternative actions for such Fund.

Who will pay the costs in connection with the reorganizations?

Each Acquired Fund will pay the costs associated with the respective reorganization (including the legal costs associated with the reorganization) and any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the reorganization. If a reorganization is not consummated, MSIM will pay for the costs associated with such reorganization.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSAL 1

BENEFITS OF INVESTING IN THE ACQUIRING FUNDS

If approved, how will the reorganizations benefit shareholders?

As discussed above and as a result of their structural differences, there are certain benefits associated with the ETF structure, including, but not limited to the following:

•	Additional Trading Flexibility. As a shareholder of an Acquired Fund, you can only purchase or redeem Acquired Fund shares at a price based on the Acquired Fund’s NAV that is next calculated after your order is received by the Acquired Fund. This NAV is calculated once per business day.

As a shareholder of an Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell Acquiring Fund shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s next determined NAV.

•	Increased Transparency. Currently, the Acquired Funds only provide periodic disclosure of their complete portfolio holdings.

Each Acquiring Fund does or will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Funds, is or will be found on each Acquiring Fund’s website at www.eatonvance.com.

•	Potential for Enhanced Tax Efficiency. Current Acquired Fund shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure.

However, given that the Acquiring Funds effect or will effect some or all of their creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

TRANSFERRING MUTUAL FUND SHARES TO AN ACCOUNT THAT CAN HOLD ETF SHARES

How do I transfer my Acquired Fund Shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund Shares?

The broker with which you hold your Acquired Fund Shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker to make the necessary changes to your account. The sooner you initiate making these changes, the better.

How do I transfer my Acquired Fund Shares from a fund direct account to a brokerage account that will accept Acquiring Fund Shares?

Transferring your Acquired Fund Shares from a fund direct account to a brokerage account that can accept Acquiring Fund Shares should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with an Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an ETF, such as an Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the relevant reorganization?

•	If you are unsure about the ability of your account to accept Acquiring Fund shares (in other words, ETF shares), please call 1-800-262-1122 or contact your financial advisor or other financial intermediary.

•	In order to receive Acquiring Fund shares as part of a reorganization, Acquired Fund shareholders must hold their Acquired Fund shares through a brokerage account that can accept shares of an ETF (in other words, the Acquiring Fund). If Acquired Fund shareholders do not hold their Acquired Fund shares through that type of brokerage account, they will not receive Acquiring Fund shares as part of a reorganization.
•	The following account types cannot hold shares of ETFs:
o	Non-Accommodating Brokerage Accounts: If you hold Acquired Fund shares in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

If such a change is not made before the Account Redemption/Exchange Date, you will not receive Acquiring Fund shares as part of the reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the aggregate NAV of your Acquired Fund shares.

o	Non-Accommodating Retirement Accounts: If you hold Acquired Fund shares through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Account Redemption/Exchange Date or, if applicable, your financial intermediary may transfer your investment in an Acquired Fund to a different investment option prior to the Account Redemption/Exchange Date.

If neither action is taken, your investment will be liquidated and your retirement account will receive cash equal in value to the aggregate NAV of your Acquired Fund shares.

o	Fund Direct Accounts: If you hold Acquired Fund shares in a fund direct account, you should transfer your Acquired Fund shares to a brokerage account that can accept corresponding Acquiring Fund shares prior to the Account Redemption/Exchange Date.

If such a change is not made before the Account Redemption/Exchange Date, you will not receive Acquiring Fund shares as part of the reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund shares.

o	Fund Direct IRA: If you hold Acquired Fund shares through a fund direct IRA and do not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Account Redemption/Exchange Date, your Acquired Fund shares will be exchanged for Eaton Vance Short Duration Government Income Fund shares equal in value to the aggregate NAV of your Acquired Fund shares unless you provide alternative direction prior to the Account Redemption/Exchange Date. In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment generally will be subject to tax if you hold your investment in a taxable account.

It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that your Acquired Fund’s reorganization would have on you and your investments.

VOTING METHODS

PHONE:	To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card(s). Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.
MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card(s), sign and date the card(s) and return it in the enclosed postage-paid envelope.
TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card(s).
INTERNET:	To vote via the Internet, go to the website on your proxy card(s) and enter the control number found on the proxy card(s).

Proxy Materials Are Available Online At: https://www.eatonvance.com/resources/prospectus-and-reports.html

EQ Fund Solutions is identified in the combined Proxy Statement and Prospectus as the proxy solicitor for the Funds. On October 22, 2026, Equiniti announced that D.F. King and EQ Fund Solutions have combined under the D.F. King brand.

NAME OF FUND	CLASS	TICKER	CUSIP
Eaton Vance National Municipal Income Fund	A	EANAX	27826L330
Eaton Vance National Municipal Income Fund	C	ECHM	27826L512
Eaton Vance National Municipal Income Fund	I	EIHMX	27826L249
Eaton Vance California Municipal Opportunities Fund	A	EACAX	27826L256
Eaton Vance California Municipal Opportunities Fund	C	ECCAX	27826L231
Eaton Vance California Municipal Opportunities Fund	I	EICAX	27826Y795
Eaton Vance New York Municipal Income Fund	A	ETNYX	27826L322
Eaton Vance New York Municipal Income Fund	C	ECNYX	27826L223
Eaton Vance New York Municipal Income Fund	I	EINYX	27826Y746
Eaton Vance Municipal Opportunities Fund	A	EMOAX	27826Y571
Eaton Vance Municipal Opportunities Fund	C	EMOCX	27826Y563
Eaton Vance Municipal Opportunities Fund	I	EMOIX	27826Y555

NAME OF FUND	CLASS	TICKER	CUSIP
Eaton Vance National Ultra-Short Municipal Income Fund	A	EXFLX	27826H636
Eaton Vance National Ultra-Short Municipal Income Fund	I	EILMX	27826H479
Eaton Vance National Ultra-Short Municipal Income Fund	Advisers	EAMLX	27826H420
Eaton Vance Short Duration Municipal Opportunities Fund	A	EXMAX	27826H628
Eaton Vance Short Duration Municipal Opportunities Fund	C	EZMAX	27826H818
Eaton Vance Short Duration Municipal Opportunities Fund	I	EMAIX	27826H461
Eaton Vance High Yield Municipal Income Fund	A	ETHYX	27826M882
Eaton Vance High Yield Municipal Income Fund	C	ECHYX	27826M874
Eaton Vance High Yield Municipal Income Fund	I	EIHYX	27826M841
Eaton Vance High Yield Municipal Income Fund	W	EWHYX	27826M627
Eaton Vance National Limited Maturity Municipal Income Fund	A	EXNAX	27826H594
Eaton Vance National Limited Maturity Municipal Income Fund	C	EZNAX	27826H784
Eaton Vance National Limited Maturity Municipal Income Fund	I	EINAX	27826H487

In connection with the proposed reorganizations discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that was filed with the Securities and Exchange Commission (the “SEC”). Investors are urged to read carefully the materials and any other relevant documents because they contain important information about the proposed reorganizations and the corresponding Acquiring Funds. Free copies of the materials are available on the SEC’s web site at www.sec.gov or the Acquired Funds’ website at https://www.eatonvance.com/resources/prospectus-and-reports.html. You may also request a free copy of the materials without charge by writing to the Acquired and Acquiring Funds at One Post Office Square Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Acquired and Acquiring Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Eaton Vance Distributors Inc., One Post Office Square, Boston, MA 02109, is the distributor of Acquired Fund shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund shares.

Level I Call Guide (CONFIRM RECEIPT OF PROXY MATERIALS)

Good (morning, afternoon, evening). My name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment in an Eaton Vance fund(s). I wanted to confirm that you have received the proxy material for the Joint Special Meeting of Shareholders scheduled to take place on December 3, 2026.

Have you received the information?

(Pause for response)

If “Yes” or positive response:

If you’re not able to attend the meeting, I can record your voting instructions by phone. Your Fund’s Board of Trustees is recommending a vote “FOR” of the proposal.

If “No” or negative response:

I would be happy to review the meeting agenda and record your vote by phone. However, your Fund’s Board of Trustees is recommending a vote “FOR” of the proposal.

Would you like to vote along with the Fund Board’s recommendation?

(Pause For Response)

(Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts where you own any of these Eaton Vance funds before the shareholder meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions). Today (Today’s Date & Time).

For confirmation purposes:

•	Please state your full name. (Pause)
•	According to our records, you reside in (city, state, zip code). (Pause)
•	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll-free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

Eaton Vance Funds

Level 1 Answering Machine Message

Hello.

I am calling regarding your investment with Eaton Vance Funds.

The Joint Special Meeting of Shareholders is scheduled to take place on December 3, 2026. All shareholders are being asked to consider and vote on important matters. As of today, your vote has not been registered.

Please contact us as soon as possible at 1-800-706-3274 toll-free Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a good day.